Oxus Acquisition Corp.

7F 77/2 Al-Farabi Avenue,

Almaty, 050040, Kazakhstan

August 31, 2021

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Oxus Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-258183) (the “Registration Statement”)

Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on September 2, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

OXUS ACQUISITION CORP.

By: /s/ Kanat Mynzhanov______________
Name: Kanat Mynzhanov
Title: Chief Executive Officer